Exhibit 99.S

Press Release No. 03-13

METALLICA RESOURCES COMPLETES C$85 MILLION EQUITY
FINANCING

(All Dollar Amounts in this Press Release are in US dollars unless otherwise indicated)

December 11, 2003, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that it has completed its previously announced C$85.14 million equity financing. The Company has issued 38.7 million units at a price of C$2.20 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. The warrants will have a term of five years and each full warrant can be converted into one common share at an exercise price of C$3.10. Canaccord Capital Corporation acted as lead agent for the financing syndicate that included GMP Securities Ltd., Orion Securities Inc. and Westwind Partners Inc.

The net proceeds from the offering will be used to develop the Company’s Cerro San Pedro gold and silver project in Mexico, satisfy its remaining debt obligations to Glamis Gold Ltd. resulting from its acquisition of Glamis’ 50% interest in the Cerro San Pedro project, and for general corporate purposes.

Construction of the Cerro San Pedro project will begin in the first quarter of 2004 with production commencing by the end of 2004. As previously reported, the Cerro San Pedro project is forecast to have annual production averaging 90,500 ounces of gold and 2.1 million ounces of silver, or approximately 120,000 ounces of gold equivalent when using a silver to gold ratio of 70 to 1. The mine life is currently estimated at 8.3 years with a capital cost to build the mine and processing facility estimated at $28.2 million. The mineable reserves at the Cerro San Pedro project are estimated at approximately 1.2 million ounces of gold and 47 million ounces of silver when using a gold price of $325 per ounce and a silver price of $4.62 per ounce. The operating cost is estimated at $160 per ounce of gold produced, when using the Gold Institute method of calculation and a silver price of $5.36 per ounce. For the range of gold prices over the past six months, the after-tax net present values (NPV) and internal rates of return (IRR) within the current mineable reserve are as follows:

Gold	Silver	NPV @ 0%	NPV @ 5%
($/oz)	($/oz)	(Millions)	(Millions)	IRR

$350	$5.00	$55	$36	23.6%
$375	$5.36	$70	$48	29.7%
$400	$5.71	$84	$60	35.3%

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile. Based on a previously reported inferred resource estimate, completed by Noranda Inc in September 2002, the La Fortuna deposit at El Morro project contains an inferred resource of 465 million tonnes of material grading 0.61% copper and 0.50 grams per tonne of gold at a 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. Both La Fortuna and the namesake El Morro areas have excellent potential for additional resources. Noranda has the right to earn a 70% interest in the El Morro project.

Mr. Richard Hall, Metallica’s President and CEO stated, “The completion of this financing marks a pivotal point in the history of Metallica as it will allow the company to make the transition from an exploration and development company to that of a producing mining company without the need for additional financing.”

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 43 million shares outstanding and a current cash position, not counting this financing, of US$3.8 million. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.